Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three months ended March 31, 2012 Dated: May 14, 2012

A copy of this report will be provided to any shareholder who requests it.
VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE Amex) under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management’s Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2012 and 2011.  It is prepared as of May 14, 2012 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2012 and the audited consolidated financial statements of the Company for the year ended December 31, 2011, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated otherwise.  Effective January 1, 2012, the Company changed its presentation currency from the Canadian dollar (“C$”) to the US$ on a retrospective basis (see ‘Changes in Accounting Policies’ below).  The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and/or are prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of NI 43-101.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

FINANCIAL PERFORMANCE

As at March 31, 2012, the Company had working capital of $20,244,060 (compared to $38,870,965 at March 31, 2011), including cash on hand of $21,776,226 (compared to $36,568,988 at March 31, 2011). The Company’s reserves of cash originate from financings. There were no financings in 2011 or in the first quarter of 2012.

Three Months Ended March 31, 2012

The Company’s net loss for the three months ended March 31, 2012 amounted to $754,371 (2011: $1,451,582).  The decreased net loss compared to the prior period is primarily due to a deferred income tax recovery of $840,052 in the quarter ended March 31, 2012 (March 31, 2011: Nil).  The recovery represents a reversal of a deferred tax liability of $840,052 that was set up at December 31, 2011 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets.  The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 13.98 Pesos/US$ on December 31, 2011 to 12.85 Pesos/US$ on March 31, 2012, the previously recognized deferred tax liability was entirely reversed in the current period.

During the quarter ended March 31, 2012, the Company granted no stock options (March 31, 2011: nil), but still recorded $375,856 (March 31, 2011: $501,005) of share based payment expense relating to stock options previously granted, but vesting to employees and consultants in the period.  The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Accounting and audit fees for the three months ended March 31, 2012 of $103,530 (2011: $145,726), decreased as the Company no longer incurred advisory costs  on converting financial statements to conform with International Financial Reporting Standards. Shareholder relations expenses incurred during the period ended March 31, 2012 of $209,691 (2011: $57,733) increased as a result of increased local and foreign marketing activities to increase investor awareness about the Company.  Other expenses incurred during the three months ended March 31, 2012 included amortization of $10,941 (2011: $13,926), filing and transfer agent fees of $125,002 (2011: $139,373), foreign exchange gain of  $53,582 (2011: $48,353), general office and property investigation costs of $178,909 (2011: $180,035), legal fees of $244,144 (2011: $252,851),  travel costs of $80,714 (2011: $60,147) and management and consulting fees of $390,398 (2011: $378,291) were all comparable with the prior period in 2011.

Interest income earned for the period ended March 31, 2012 decreased to $71,180 (2011: $107,370), reflecting lower cash balances on hand during the current period. Interest earned correlates directly to the amount of cash on hand during the period and the prevailing interest rates. Currently, the Company is earning 1.15% (March 31, 2011: 1.15%) on its daily cash balances.  During the period ended March 31, 2012, there was no unrealized gain or loss (2011: gain of $121,752) on marketable securities held and designated as held for trading instruments.

During quarter ended March 31, 2012, the Company also recognized an unrealized gain of $163,719 (2011: gain of $245,622) in other comprehensive income (“OCI”) on marketable securities held and designated as available-for-sale instruments.

The functional currency of MAG, the parent entity, is the Canadian dollar (“C$”) which differs from the US$ presentation currency, resulting in a currency translation adjustment in Other Comprehensive Income of $486,753 (2011: $985,785).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the IASB):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2012	$71,180	$(754,371)	$(0.01)
December 31, 2011	$77,005	$(3,778,413)	($0.07)
September 30, 2011	$89,338	$(3,065,387)	$(0.06)
June 30, 2011	$98,275	$44,639 (3)	$0.00
March 31, 2011	$107,370	$(1,451,582)	$(0.03)
December 31, 2010	$127,021	$(4,725,155)	$(0.09)
September 30, 2010	$117,149	$(4,047,245)	$(0.07)
June 30, 2010	$45,083	$(1,352,990)	$(0.03)

Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. The Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above in “Financial Performance”.

(3)      Includes an arbitration award of $1,858,120 received from Fresnillo plc.

RESULTS OF OPERATIONS

During the three months ended March 31, 2012, the Company’s directly incurred joint venture expenditures on the Juanicipio property amounted to $523,742 (2011: $28,775), and its joint venture advances amounted to $836,000 (2011: $132,000 ).  Exploration and evaluation on the Juanicipio property is being conducted by the project operator, Fresnillo plc (“Fresnillo”) and the Company’s share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) (see Juanicipio Property below).  During the quarter ended March 31, 2012, the Company’s exploration activity was focused on its 100% owned Cinco de Mayo property, where $1,956,914 (2011: $1,858,136) was incurred in exploration and evaluation expenditures and 11,154 metres (2011: 8,175) were drilled (see Cinco de Mayo Property below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significantly identified high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly incurred by the

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property. For the three months ended March 31, 2012, the Company’s expenditures on the Juanicipio property amounted to $1,359,742 (2011: $160,775), and included $836,000 (2011: $132,000) as its 44% share of cash advances, and a further $523,742 (2011: $28,775) accrued or expended directly by the Company on project oversight.  Cumulatively to March 31, 2012, the Company has spent on its own account or advanced Minera Juanicipio a total of $16,282,692 (2011: $12,518,367) for its 44% of acquisition and exploration costs.

In the three months ended March 31, 2012, Minera Juanicipio completed 8,330 metres of drilling on the property representing approximately 23% of the drilling budget proposed for the year (see ‘Outlook’ below).   Drilling in the three months ended March 31, 2012 was designed to convert inferred mineral resources to indicated mineral resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  Additional drilling was also targeted on the Las Venadas vein and on searching for the next vein.

Currently, eight drills continue in operation on the property.

Updated Preliminary Economic Assessment (“UPEA”)

A technical study commissioned by Minera Juanicipio for the development of a ‘standalone’ underground silver mine on the Juanicipio property is being prepared by AMC Mining Consultants (Canada) Ltd (“AMC” and the “AMC Study”) is in the final review stages and results are expected to be released during the second quarter of 2012. The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed and MAG expects it to include a compilation of possible mine development scenarios and their associated economic advantages.  The AMC Study will comply with Canadian NI 43-101 standards and will be issued as an Updated Preliminary Economic Assessment based on both Indicated and Inferred Resources.  This high level economic assessment will provide an important catalyst for MAG and open a pathway for the next step in the development of the Valdecañas Vein and the Juanicipio property. It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC Study once completed.

Cinco de Mayo Property

The Cinco de Mayo Project is a 15,000 hectare district scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets. The project consists of three major parts: the Jose Manto silver-lead-zinc body; the Pozo Seco high grade molybdenum-gold resource area; and, the surrounding Cinco de Mayo exploration area.

The Company incurred $1,956,914 in exploration and evaluation costs at Cinco de Mayo during the three months ended March 31, 2012 (2011: $1,858,136), where drilling during the quarter totaled approximately 11,154 metres (2011: 8,175).

Jose Manto/Cinco Ridge (Bridge Zone)

The 2012 exploration program will consist of delineation drilling and offsets of the new high grade silver / lead / zinc intercepts discovered in 2011 to determine the width and continuity of mineralization in the “Bridge Zone”lying between the Jose Manto and Cinco Ridge areas.  Exploration for the first quarter of 2012 began with two drill rigs focused on fleshing out the Bridge Zone to allow generation of a resource estimate by mid-year.  A third rig was added in April and dedicated largely to seeking new mineralization along strike and to depth, and the intrusion system expected to lie at the centre of the system. As of early May 2012, drilling with four drill rigs is on going dedicated to the Jose Manto and its extensions. The drill sections are also designed to pin point where mineralization in the manto is thickest.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Drilling in the Bridge Zone has resulted in significant massive sulphide intercepts.  Ten holes were drilled on a section to test the up- and down-dip continuity of Hole CM11-380, the best of seven massive sulphide manto intercepts drilled in late 2011. The results demonstrate the lateral and vertical continuity of the mineralization in that section as well.  These holes were drilled on 50 metre centres and eight of the ten holes intercepted massive sulphides (including hole CM11-380 which cut 386 g/t silver with 14.0% zinc and 8.2% lead over 3.98 metres), with assays pending on the remaining two holes. The combined drilling shows continuous mineralization over a 400 metre dip length, with mineralization remaining open down dip and along strike. All reported intercepts appear to be near true widths. The best hole was CM12-390 which cut 274 g/t (8.0 opt) silver with 17.2% zinc and 5.5% lead over 8.08 metres, including: 1.63 metres that grades 778 g/t (22.7 opt). This intercept is actually the sulphide portion of a 14.1 metre thick manto zone where the top 6.0 metres is partially to completely oxidized and leached sulphide.  The remaining holes all cut massive sulphides ranging from 1.50 to 5.25 metres in thickness.

This series of holes drilled during the first quarter, has generated the first full cross-section across the “Bridge Zone” between the Jose Manto and Cinco Ridge and shows manto width, thickness and composition comparable to the well constrained body of the Jose Manto.  The similarity of manto dimensions, composition and textures indicates that mineralization should maintain similar dimensions throughout the Bridge Zone and into the Jose Manto, which if confirmed will reveal continuous manto-style mineralization at least 4,000 metres long that plunges irregularly downwards to the northwest from 200 to 450 metres depth.

There are indications that the deepest intercepts in the latest drilling may be closely related to a major fault that may have acted as a major mineralizing fluid channel. This fault is also a significant exploration target for 2012.

Quality Assurance and Control – Cinco de Mayo: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay and atomic absorption analysis.

Polaris Area

Drilling in 2011 in the  “Polaris” area located in the northwestern part of the Cinco de Mayo property revealed a strong SE-NW trend that projects southeast through the range towards the northern end of the Jose Manto. Review and comparison of drilling results from this structure and the Jose Manto suggested that the two might be linked, with one fed from the other. This led to reexamination of the Jose Manto and to the discovery of mineralization in the Bridge Zone the fourth quarter of 2011.  This raised the possibility that mineralization may be continuous from Polaris through the Jose Manto and beyond to Cinco Ridge, a distance of nearly 8 kilometres, with the shallowest mineralization at the southeastern end. Exploration is planned for second quarter 2012 in the Polaris area to focus on determining the extent and geometry of the dioritic-granodioritic intrusion and where skarn and sulphide mineralization is best developed along its contacts.

Pozo Seco Molybdenum-Gold Zone – Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area, and in 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010. Since that time, the Company has been working with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource. Test work to date indicates that the gold at Pozo Seco is readily recovered with recoveries of over 90%, but at this time test work is focused on the recovery of molybdenum.  Molybdeunum at Pozo Seco occurs principally as the oxide mineral powellite (CaMoO4), a semi-pioneering effort made more challenging by the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite.  Although the metallurgical testing is taking longer than initially planned,

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

indications are positive and the Company intends to continue with the testing to attain positive metallurgical results and a flow-sheet, which would then allow generation of a Preliminary Economic Assessment (PEA).

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the three months ended March 31, 2012, the Company spent $572,843 in exploration on the combined Lagartos properties (2011: $270,833), primarily on the Lagartos SE claims where drilling on the ‘LAG 5’ claim during the quarter totaled 619 metres in 1 hole testing the El Orito Structure. More holes will be required to investigate the structure at depth, and further drilling is contemplated for later in 2012.  The Company’s exploration programs for these properties in 2012 are expected to total approximately $1 million.

Mojina

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production, estimated at 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, an additional $61,181 in 2011, and an additional $81,131 in January 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling C$810,000 through 2015, and incur cumulative qualifying exploration expenditures totalling $2,500,000 over five years to 2015, including expenditures of $350,000 by March 31, 2012. To March 31, 2012, the Company had incurred $1,389,649 in exploration and evaluation costs, including $1,081,400 in qualifying expenditures under the agreement.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

During the three months ended March 31, 2012, the Company expended $290,683 in exploration on the Mojina Property (2011: $58,482) where drilling totaled approximately 891.54 metres in 2 holes testing a large scale magnetic high and further trace the felsic dyke contact.  Neither of the holes encountered significant mineralization.

The Company’s expected exploration and evaluation expenditures for the Mojina Property in 2012 are $500,000.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Esperanza Joint Venture

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $47,315 upon signing the agreement in 2010, and a further $102,070 in 2011.  To earn its 60% interest in the property, the Company must make additional cash payments of C$350,000 in stages to September 1, 2013 and incur cumulative exploration expenditures of C$5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and qualifying expenditures of C$750,000. To March 31, 2012, the Company had incurred $1,553,124 in exploration and evaluation costs, and had fulfilled its first year commitments.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

Canasil had previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program had outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths. The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% zinc and 1.57% lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area at “Fatima” approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

Drilling at Esperanza during the quarter ended March 31, 2012, totaled 2,714 metres in 9 holes where the Company expended $556,479 in exploration on the property (2011: 113,148).  On February 22, 2012, the company announced significant silver/lead/zinc vein intercepts in first three holes in a drill program initiated in late November of 2011. The holes were drilled on one section 100 metres Northwest along strike from previous drilling carried out by Canasil on the main La Esperanza Vein system. The best results were reported in the deepest hole ES12-03 which intersected 2.42 metres of 278 g/t (8.1 opt) silver, 2.8% lead and 5.8% zinc within a 10.28 metre (8.22 metres true width) section of quartz vein and breccia assaying 97 g/t silver (2.8 opt), 1.1% lead and 2.3% zinc.  Hole ES11-02, drilled above the previous hole, intercepted 1.49 metres of 192 g/t (5.6 opt) silver, 1.8% lead and 5.7% zinc within a 12.53 metre (10.02 metres true width) wide breccia laced with intermittent veins that carried 87 g/t (2.5 opt) silver, 0.8% lead and 2.4% zinc over 4.01 metres. Near-surface hole ES11-01 hit three narrow intercepts with appreciable silver values ranging from 43 g/t (1.3 opt)  to 74 g/t (2.2 opt), lead from 0.2% to 0.6% and zinc values from 1.0% to 1.9% over 0.85 metres to 0.86 metres.

The wide intercepts of quartz vein and breccia intercepted in the early drilling at Esperanza appear to reflect a NW-plunging mineralized zone, supporting the premise that the structure may host significant mineralization over favorable widths. Lateral offsets of these holes were undertaken in early 2012 with 8 holes, two of which were lost.   No significant vein intercepts were made and geologic interpretation indicates that the drilled segment of the Esperanza Vein lies in an uplifted fault block bounded by NE-SW faults on either end.  Drilling beyond the fault block did not encounter the vein where projected, so work is underway to determine direction and magnitude of offset on the faults to determine where to target the vein in drilling later this year.  It is likely that if vein is found in the downthrown blocks it will be encountered at a high, silver-rich level with respect to typical epithermal vein zoning.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Current effort on the Esperanza Joint Venture has shifted to the Fatima, Alamitos and San Pascual veins, which have never been drilled.  Permits are expected for second quarter 2012 with drilling to resume once permits are finally approved.

The Company’s expected exploration and evaluation expenditures for the Esperanza Property in 2012 are $900,000.

The Don Fippi (Batopilas) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Previous work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and MAG is working with contacts in the state government to get the road work restarted.  Until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $18,668 (2011: $18,151) in exploration costs at Batopilas during the quarter ended March 31, 2012, and the 2012 expected exploration relates primarily to property maintenance costs totaling approximately $90,000.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo claims, the Guigui claim options and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.  The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  A 390 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Final results were received in February 2011 and were used as the basis for planning an Induced Polarization/Resistivity (“IP/Res”) survey.  Surface access for the IP/Res survey was secured during second quarter of 2011.  Lines were laid out and brushed and the survey was executed by Geophysica TMC during June and July 2011.  No obvious drill targets were seen in the area of the surveyed lines.  Options for this property are currently under review by the Company.

The Company spent $55,117 in exploration costs at Nuevo Mundo during the quarter ended March 31, 2012 (2011: $70,196), and expected exploration in 2012 is approximately $130,000, relating primarily to property maintenance.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $25,065 in exploration and holding costs on Guigui during the three months ended March 31, 2012 (2011: $23,943).  The 2012 expected exploration program is approximately $65,000 relating primarily to property maintenance.

Lorena

The Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No recent drilling or field work has been carried out and the claim group was reduced during 2010.  One drill target has been identified, but

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

surface access needs to be resolved first. Negotiations to access the principal drill target from a different direction are in process.

The Company expended $44,578 in exploration costs at La Lorena during the quarter ended March 31, 2012 (2011: $36,631), and the 2012 expected exploration relates primarily to holding costs and surface access acquisition totaling approximately $80,000.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company’s exploration and evaluation assets and of its investment in associates, have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

In 2012, MAG expects to drill over 58,000 metres on five separate projects, including the Juanicipio Joint Venture and Cinco de Mayo project area.

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  In late December 2011, Fresnillo and MAG jointly approved a preliminary 2012 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totalling $8.5 million, an increase of $4 million or 89% over the 2011 budget.  The 2012 budget calls for a 36,000 metre drill program which will see 10,000 metres earmarked for the Valdecañas Vein; an additional 6,500 metres targeted for the newly discovered vein and structure at Las Venadas; 4,000 metres planned to the West at the Juanicipio Vein; and, the remaining 15,500 metres heavily weighted to exploration in the search for new vein discoveries.

The finalization of the “stand alone” Updated Preliminary Economic Assessment (see “Juanicipio Property” above) by AMC is part of this approved budget.  The AMC Study is in the final review stages and results are expected to be released during the second quarter of 2012. The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed and MAG expects it to include a compilation of possible mine development scenarios and their associated economic advantages.  The AMC Study will comply with Canadian NI 43-101 standards and will be issued as an Updated Preliminary Economic Assessment based on both Indicated and Inferred Resources.  This high level economic assessment will provide an important catalyst for MAG and open a pathway for the next step in the development of the Valdecañas Vein and the Juanicipio property. It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC Study once completed.

The Company originally expected to expend $3.5 million in 2012 at Cinco de Mayo (including Pozo Seco and Jose Manto), representing 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge.  As current results continue to demonstrate continuity of massive sulphide mineralization in the ‘Bridge Zone’ along the Jose Manto-Cinco Ridge corridor, the Company now expects to expend a further $2 million during the year (total of $5.5 million) to determine the width and continuity of mineralization in the zone and to pin point where mineralization in the manto is thickest.  This work will go towards a first resource estimate expected by the end of the third quarter of 2012, and the initiation of a PEA for this property.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at May 14, 2012, the following common shares and stock options were outstanding:

	Number of	Exercise Price	Remaining
	Shares	(Canadian$ / option)	Life (mos/years)
Capital Stock	55,667,139
Stock Options	4,108,618	C$5.32 to C$14.15	0 months to 4.4 years
Diluted	59,775,757

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012 the Company had 55,667,139 common shares issued and outstanding (March 31, 2011: 55,345,887).

As at March 31, 2012, the Company had working capital of $20,244,060 (compared to $38,870,965 at March 31, 2011), including cash on hand of $21,776,226 (compared to $36,568,988 at March 31, 2011).  Accounts receivable at March 31, 2012 totaled $1,080,759 (2011: $2,405,210) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at March 31, 2012 amounted to $3,588,574 (2011: $1,598,074) and are attributable primarily to accrued exploration (drilling) and legal expenses.

The primary use of cash during the period ended March 31, 2012 was for exploration and evaluation expenditures totaling $2,145,769 (March 31, 2011: $2,066,449), and the Company also expended on its own account and through advances to Minera Juanicipio $1,127,156 (March 31, 2011: $160,775) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company’s primary source of capital has been from the sale of equity.

During the quarter ended March 31, 2012, no stock options were exercised (2011: 184,273 stock options were exercised for cash proceeds of $576,503).  In the three months ended March 31, 2012 and 2011 there were no shares issued for mineral properties.

The Company currently has sufficient working capital ($20.2 million) to maintain all of its properties and currently planned programs for a period extending beyond the current fiscal year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment, as at the date of this MD&A:

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Mojina Property Option (1)	$812,025	$150,375	$661,650	-	Nil
Cinco De Mayo (2)	166,000	16,000	40,000	110,000	Nil
Esperanza Property (3)	350,875	150,375	200,500	-	Nil
Subtotal - Option Payments	$1,328,900	$316,750	$902,150	$110,000	Nil

Option Payments -Exploration & Evaluation
Mojina Property Option (1)	1,418,601	-	418,601	1,000,000	Nil
Esperanza Property (3)	3,501,441	243,316	3,258,125	-	Nil
Subtotal - Exploration & Evaluation	$4,076,401	$633,500	$2,222,901	$1,220,000	$ Nil

Option Payments and Exploration Expenditures – Total	$5,405,301	$950,250	$3,125,051	$1,330,000	Nil

Office Lease	417,926	160,220	257,706	-	Nil
Total Obligations	$5,823,227	$1,110,470	$3,382,757	$1,330,000	$ Nil

(1)	Mojina Property option consists of $1,418,601 in further exploration commitments and C$810,000 in property option payments.

(2)	Cinco De Mayo property option payments of $166,000 on auxiliary claims acquired in 2010.

(3)	Esperanza Property option consists of C$3,492,709 in further exploration commitments and C$350,000 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 4.5% net smelter returns royalty on the interest in the Don Fippi mining concessions located in the Batopilas, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see “Liquidity and Capital Resources” above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 30, 2012 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2012).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Since January 2006, these companies have had a common director with the Company.  During the quarter ended March 31, 2012, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $80,175 (March 31, 2011: $104,208) and exploration costs totaling $503,246 (March 31, 2011: $586,964) under the Field Services Agreement. Included in trade and other payables at March 31, 2012 is $414,694 related to these services (March 31, 2011: $497,189).

The Company is obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

These transactions were incurred in the normal course of business, are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%

(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended March 31,
	2012	2011
Short term employee benefits	$204,320	$188,868
Share based payments	343,384	460,404
Other long term employee benefits	-	-
Termination and post employment benefits	-	-
	$547,704	$649,272

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements of the Company as at March 31, 2012 for a description of all of the significant accounting policies.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING POLICIES

The condensed interim consolidated financial statements for the three months ended March 31, 2012 are prepared under International Accounting Standard (“IAS”) 34 Interim Financial Reporting, in accordance with IFRS as issued by the IASB.  They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out in the condensed interim consolidated financial statements for the three months ended March 31, 2012 have been applied consistently to all periods presented herein, and with the exception of the change in presentation currency effective January 1, 2012 (below), have not changed from the Company’s first interim IFRS condensed consolidated financial statements for the quarter ended March 31, 2011 and the Company’s accounting policies as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011. The accounting policies have been applied consistently by the Company and its subsidiaries.

Functional currency and change in presentation currency

The functional currency of parent company, MAG, is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

Effective January 1, 2012, the Company changed its presentation currency from the C$ to the US$. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  In making this change to the US$ presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the new presentation currency as follows:

•	All assets and liabilities have been translated from their functional currency into the new presentation currency using the closing current exchange rate at the date of each balance sheet;

•	Income and expenses for each statement of comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;

•	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and

•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2012

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at March 31, 2012. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2012.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.